Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113863

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 6 DATED JANUARY 9, 2007

TO THE PROSPECTUS DATED FEBRUARY 28, 2005

This prospectus supplement No. 6 (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Paladin Realty Income Properties, Inc. dated February 28, 2005 (the “Prospectus”), Supplement No. 1 to the Prospectus dated December 22, 2005, Supplement No. 2 to the Prospectus dated January 20, 2006, Supplement No. 3 to the Prospectus dated May 30, 2006, Supplement No. 4 to the Prospectus dated June 30, 2006 and Supplement No. 5 to the Prospectus dated October 11, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

Acquisition of Interest in Fieldstone Apartments

On December 1, 2006, one of our affiliates purchased a 65% membership interest in Glenwood Housing Partners I, LLC (“Glenwood”), a single-purpose limited liability company that owns Fieldstone Apartments at 10637 Springfield Pike in Woodlawn, Ohio (“Fieldstone”) pursuant to a Membership Interest Purchase and Sale Agreement, dated December 1, 2006 (the “Purchase Agreement”) with Shiloh Crossing Partners II, LLC, an Indiana limited liability corporation (the “Seller”). Our affiliate is PRIP 10637, LLC, a single purpose limited liability company formed for the purpose of this investment.

The Seller continues to own the remaining 35% interest in Glenwood. Affiliates of the Seller participate in another joint venture with us relating to an investment in Champion Farms Apartments. Our investment in Glenwood, after prorations and adjustments, is $4,019,000.

Fieldstone is a 266-unit multifamily rental community built in 2001. The apartment complex is located in an affluent suburb on the north side of Cincinnati with high barriers of entry for new development. The property has an aggregate of 249,624 square feet of rentable area and was approximately 93.2% occupied as of November 30, 2006. We believe that the property is suitable and adequate for its intended purpose and is adequately covered by insurance.

Fieldstone is encumbered by a first mortgage loan with a principal amount of $16,500,000 and fixed interest rate of 6.05%. Interest only is payable on the loan until July 1, 2011, after which principal and interest are payable on a 30-year amortization schedule until the loan’s maturity on July 1, 2014. The outstanding balance on the loan at the time of maturity will be approximately $15,900,000. The loan is prepayable at any time prior to its maturity, subject to a prepayment penalty equal to the greater of (1) one percent of the outstanding balance or (2) an amount calculated pursuant to a standard formula based on the remaining life of the loan and then-current interest rates.

In connection with the closing, the limited liability company operating agreement for Glenwood was amended to admit PRIP 10637, LLC as a member with a 65% membership interest and Seller as the other member with a 35% membership interest. The operating agreement provides, among other things, that PRIP 10637, LLC is obligated to purchase up to an additional 25% of the membership interests owned by Seller at a fixed price of $62,500 per one percent additional interest. Seller can exercise this right any time after December 1, 2007 if certain financial requirements have been met. PRIP 10637, LLC’s obligation to purchase these membership interests is cancelled if Glenwood II (defined below) defaults under the Option Agreement (defined below).

Buckingham Management, L.L.C., an affiliate of Seller, has been designated as property manager of Fieldstone. Glenwood and Buckingham Management, L.L.C. have entered into an amended and restated property management agreement that provides for an initial one-year term with automatic renewals, termination by either Glenwood or the property manager for cause or upon a sale of Fieldstone and a management fee payable monthly in arrears equal to four percent of the monthly gross revenues of Fieldstone, which may be reduced in certain circumstances.

The acquisition of the membership interest in Glenwood was partially funded through the assignment of proceeds by Paladin Realty Partners, LLC (“Paladin Realty”) to us from a promissory note drawn on Paladin Realty’s revolving credit facility and a term loan entered into between Paladin Realty and Wachovia Bank, N.A. dated December 1, 2006 (the “Paladin Realty Fieldstone Notes”). These proceeds were contributed to Paladin OP and used to make Paladin OP’s investment in PRIP 10637, LLC. The Paladin Realty Fieldstone Notes are personally guaranteed by James R. Worms, our President, John A. Gerson, our Chief Financial Officer, and Michael B. Lenard, our Executive Vice President, Secretary and Counselor. Paladin Realty is our sponsor, and our executive officers are also officers and principals of Paladin Realty. Assignment of the proceeds was made pursuant to two notes by and between Paladin Realty and us (the “Company Fieldstone Notes”) on substantially similar terms as the Paladin Realty Fieldstone Notes. The Company Fieldstone Notes provide for loans in the amount of $2.0 million and $1.1 million, with interest rates based on LIBOR plus 2.5% and payments due in consecutive monthly payments of accrued interest only, commencing on January 1, 2007, and continuing on the same day of each month thereafter until fully paid. All principal and accrued interest becomes due and payable on the $2.0 million loan on November 3, 2007 and on the $1.1 million loan on the 180th day following execution of the note. In the event of a default by us under the Company Fieldstone Notes, including nonpayment, false warranty, bankruptcy or certain changes in our structure or business, Paladin Realty may accelerate the maturity of the Company Fieldstone Notes and charge additional interest at a rate of 3%.

On December 1, 2006 and in connection with the acquisition, PRIP 10637, LLC also entered into a Phase II Option Agreement (“Option Agreement”) with Glenwood Housing Partners II, LLC, an Indiana limited liability company (“Glenwood II”). Glenwood II owns a parcel of land adjacent to Fieldstone upon which it may construct 88 apartment units with an aggregate of 97,640 square feet of rentable space to be leased, managed and operated as Phase II of the Fieldstone Apartments. The Option Agreement grants us an ongoing option to purchase at least a 70% but not more than 90% beneficial ownership interest in Glenwood II or any person or entity that owns the parcel and developments thereon based on the gross asset value of the property less certain debt on the property.

Our articles of incorporation do not permit borrowings that would cause our aggregate borrowings to exceed 65% of the aggregate asset value of all of our real estate and real estate related investments, unless approved by our independent directors and the justification for such excess borrowing is disclosed to our stockholders in our next quarterly report. Prior to the acquisition, our leverage exceeded 65%, and as a result of the loan with Paladin Realty, our leverage has increased. In accordance with our articles of incorporation, our board of directors, including our independent directors, approved our leverage increasing and exceeding 65% in connection with entering into the note with Paladin Realty to acquire the membership interest in Glenwood.

The board of directors determined that the excess leverage was justified for the following reasons: (1) the primary cause for the excess leverage related to short term borrowings used to make acquisitions which were guaranteed by members of our management; (2) the borrowings enabled us to purchase the assets and earn rental and interest income more quickly and (3) the acquisitions are likely to increase the net offering proceeds from our initial public offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital. We will likely continue to exceed our charter’s leverage guidelines during the early stages of our operations.

Our articles of incorporation further provide that we may not borrow money from Paladin Advisors and its affiliates unless such loan is approved by a majority of our directors, including a majority of the independent directors as fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the same circumstances. Our board of directors, including our independent directors, determined that the note was fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated third parties under the same circumstances and approved our entering into the note.